Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

6 December 2010

Dear Mr Volley

Royal Bank of Scotland Group plc
Form 20-F for fiscal year ended 31 December 2009
Filed 27 April 2010
File No. 001-10306

Following our call on Friday 3 December, I am writing to let you know that we now anticipate responding to your letter by Christmas.

Yours sincerely

/s/ R Kapoor
R Kapoor
Group Chief Accountant

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square,
 Edinburgh  EH2 2YB